Exhibit 99.2

Sundance Energy August 2018 Presentation sundanceenergy.net

Disclaimers Important Notice and Disclaimer IMPORTANT: You are advised to read the following carefully before making any use of the information contained in this presentation. Except as required by law, no representation or warranty, express or implied, is made by Sundance or any of the Sundance Related Persons, as to the currency, fairness, accuracy, completeness, reliability or correctness of the information contained in this presentation, or as to the reasonableness of any assumption upon which information contained in this presentation is based. Statements made in this presentation are made only at the date of the presentation. The information in this presentation remains subject to change without notice. Summary information This presentation has been prepared by Sundance Energy Australia Limited ACN 112 202 883 (Sundance or the Company) and contains summary information about the current activities of Sundance and its subsidiaries as at the date of this presentation. The information in this presentation is of a general nature and does not purport to be complete. This presentation does not purport to contain all of the information that an investor should consider when making an investment decision nor does it contain all of the information which would be required in a product disclosure statement or prospectus prepared in accordance with the requirements of the Corporations Act 2001(Cth) (Corporations Act). This presentation should be read in conjunction with the periodic and continuous disclosure announcements made by Sundance which are available at www.asx.com.au. Not financial or product advice This presentation is for information purposes only and is not a prospectus, disclosure document, product disclosure statement or other offering document under Australian law or under any other law. This presentation is not financial product advice or investment advice and has been prepared without taking into account the objectives, financial situation and particular needs of individuals. Before making an investment decision, prospective investors should consider the appropriateness of the information having regard to their own objectives, financial situation and needs and seek appropriate advice, including financial, legal and taxation advice appropriate to their jurisdiction. Financial information All dollar values contained in this document are expressed in U.S. dollars unless otherwise stated. Totals may vary slightly due to rounding. Investors should also note that Sundance’s results are reported under Australian International Financial Reporting Standards (IFRS). Investors should be aware that certain financial data included in this presentation, including EBITDA, EBIT, EPS, gearing, net debt, UNPAT cash conversion, interest cover ratio and measures described as “normalised”, are “non-IFRS financial information” under Regulatory Guide 230 (Disclosing non-IFRS financial information) published by the Australian Securities and Investments Commission (ASIC) and also ‘non-GAAP financial measures’ within the meaning of Regulation G under the U.S. Securities Exchange Act of 1934, as amended. The non-IFRS financial information/non-GAAP financial measures do not have a standardised meaning prescribed by IFRS or U.S. GAAP and therefore may not be comparable to similarly titled measures presented by other entities, nor should it be construed as an alternative to other financial measures determined in accordance with IFRS or U.S. GAAP. Investors are cautioned, therefore, not to place undue reliance on any non-IFRS financial measures/non-GAAP financial measures included in this presentation. Investment risk An investment in Sundance shares is subject to investment and other known and unknown risks, some of which are beyond the control of Sundance, including possible loss of income and principal invested. Sundance does not guarantee any particular rate of return or the performance of Sundance, nor does it guarantee the repayment of capital from Sundance or any particular tax treatment. In considering an investment in Sundance shares, investors should have regard to (amongst other things) the “Key Risks” section in this presentation when making their investment decision.

Disclaimers Industry data Certain market and industry data used in connection with this presentation, including in relation to other companies in Sundance’s peer group, may have been obtained from public filings, research, surveys or studies conducted by third parties, including industry or general publications and other publicly available information. Neither Sundance nor any of its subsidiaries or any of the respective directors, officers, employees, representatives, agents or advisers of Sundance or its subsidiaries (Sundance Related Persons) has independently verified any such market or industry data provided by third parties or industry or general publications. Past performance Past performance is no guarantee of future performance. Past performance given in this presentation is given for illustrative purposes only and should not be relied upon as (and is not) an indication of the Company’s views on its future financial performance or condition. Forward-looking statements The presentation includes certain forward-looking statements. Such forward-looking statements include statements relating to Sundance’s strategies and plans and any indication of, and guidance on, future events, future earnings and future financial performance. Forward-looking statements can generally be identified by the use of words such as “expect”, “anticipate”, “likely”, “intend”, “should”, “could”, “may”, “predict”, “plan”, “propose”, “will”, “believe”, “forecast”, “estimate”, “target”, “outlook”, “guidance” or similar expressions. The forward-looking statements in this presentation speak only as at the date of this presentation. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Sundance disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this presentation. Any such forward-looking statements involve subjective judgment and analysis and are subject to significant uncertainties, risks and contingencies and other factors, including the risks described in this presentation under “Key risks”. Such risks may be outside the control of and/or may be unknown to Sundance and the Sundance Related Persons. Any forward-looking statements included in this presentation, including projections, guidance on future revenues, earnings and estimates, and the future performance of Sundance post Acquisition, are provided as a general guide only. Forward-looking statements are based on assumptions and contingencies which are subject to change without notice. Neither Sundance nor any Sundance Related Person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this presentation will actually occur. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Not an offer This presentation is for information purposes only and is not a prospectus, product disclosure statement or other disclosure or offering document under Australian law or any other law. This presentation has not been, nor will it be, lodged with the Australia Securities & Investments Commission. Each recipient of this presentation should make its own enquiries and investigations regarding all information included in this presentation including the assumptions, uncertainties and contingencies which may affect Sundance’s future operations and the values and the impact that future outcomes may have on Sundance.

Disclaimers Proved and probable reserves Ryder Scott Company, L.P. (Ryder Scott) has prepared an independent estimate of the proved and probable reserves, future production and income attributable to leasehold interests within the recently closed acquisition of 21,900 net acres for sale by Pioneer Natural Resources USA, Inc. Reliance Eagleford Upstream Holding LP, and Newpek, LLC (Asset) in the Eagle Ford shale play in the State of Texas, USA as of 1 January 2018. The volumes classified as reserves in the Ryder Scott report have been assigned to both oil and gas reserves and represent 100% of the total net proved and probable liquid hydrocarbon and gas reserves of the Assets at the report date (including producing, non-producing and undeveloped). The reserves estimate were prepared in accordance with the classification and reporting requirements of the Petroleum Resources Management System (SPE-PRMS) as required by the Australian Securities Exchange Listing Rule 5 - Additional Reporting on Mining and Oil & Gas Production and Exploration Activities. The reserves estimates were calculated using a deterministic methodology. Ryder Scott utilised proprietary data relating to existing production and lease operating costs from the current Asset wells to forecast a future production stream and associated cash flows based on the economic interest of the Company, NYMEX strip (varying) WTI pricing US$59.36 in 2018, decreasing to $51.67 by 2023 and held constant thereafter and lease operating expense estimates comprising a fixed and variable component based on historic operating expense reports. The reference point for the volumes produced is at the wellhead. Qualified Resource Evaluator's Statement The information in this presentation that relate to petroleum reserves in Eagle Ford leasehold interests held by the vendors and which are subject to the proposed acquisition by Sundance set out in this presentation, is based on, and fairly and accurately represents, in the form and content in which is appears, information and supporting documentation prepared by, or under the supervision of, Mr. Stephen E Gardner, qualified petroleum reserves and resources evaluator. Mr. Gardner is a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers, currently serving in the latter organisation's Denver Chapter as Chairman. Mr. Gardner has sufficient experience that is relevant to the evaluation and estimation of petroleum reserves to qualify as a Qualified Reserves and Resources Evaluator as defined in the Australian Securities Exchange Listing Rules. Mr. Gardner is not an employee of Sundance or a related party but an employee of Ryder Scott Company, L.P. Mr. Gardner has consented to the inclusion in this presentation of the matters in the form and content in which it appears.

A Leading Pure Play Eagle Ford Producer

- **Premier Asset Base**
  - ~56,500 net acres primarily in the Eagle Ford's Oil and Volatile Oil Window
  - 461 undrilled Tier-1 Eagle Ford locations represent 12+ years drilling inventory
  - Proximity to Gulf Coast provides exposure to export market Brent/LLS pricing
- **Aggressive Development & Robust Growth Profile**
  - 30-40 wells per twelve months oil focused development plan drives significant growth in production, proved reserves, cash flow and net asset value
  - Forecast 2019 production of 21,000-22,000 boe/d and EBITDAX of $250-275 MM
- **Significant Upside Potential**
  - 2P reserves of 170.7 MMboe and 2P PV-10 of $963.6 MM as at year end 2017(1)
  - 1P & 2P reserves PV-10 values increase by $262 MM and $367 MM respectively at current strip prices(2)
  - Long term, fixed-price service contracts provide certainty and ability to control costs
  - Additional upside through: production improvements, well and per unit cost savings (efficiencies of scale, self-sourcing of local sand, chemical cost reductions, process improvements such as batch drilling and zipper fracs etc), basin aggregation
- **Strong Balance Sheet and Liquidity Position**
  - ~$82 MM liquidity to support development program(3)
  - Positive free cash flow anticipated by end of calendar year 2019(2)
  - Net Debt to Trailing Twelve Months EBITDAX forecast to decrease to 2.0x by 31 December 2018(2) , with no debt maturities until 4Q 2022

ASX Symbol:	SEA
Nasdaq Symbol:	SNDE
Market Cap(2):	$367 MM
Enterprise Value(2):	$611 MM
12/31/17 2P PV-10 Value(1):	$963.6 MM
2Q18 Production:	~7,900 boe/d
% Crude Oil(5):	54%
Proved Reserves(1):	100.9 mmboe
% PDP Reserves(1):	22.4%
Net Acreage:	56,500

	Production	
Product	**2Q18**	**1H18**
Oil (bbls)	370,549	735,790
Gas (mcf)	1,355,691	2,468,294
NGLs (gals)	5,107,648	8,447,212
Total (boe)	**718,108**	**1,348,296**
Boe/d	**7,891**	**7,449**

(1) As prepared by Ryder Scott at December 31, 2017 based on NYMEX strip pricing..
(2) Per internal Company estimates as at 1 July 2018 using 2 July 2018 Strip NYMEX pricing.
(3) Enterprise Value is Market Capitalization as of 25 July 2018 plus Net Debt Outstanding as of 30 June 2018 of $243.7 MM.
(4) Assumes Net Debt as of 30 June 2018 of $243.7 MM and relies upon Internal Company estimates using Strip NYMEX pricing as of 14 May 2018.
5) Actual second quarter production; excludes impact of prior period adjustment.

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High Quality Asset Base with Material Inventory 12+ years of Tier-1 drilling inventory(2) with $963.6 MM of 2P PV10 as at year end 2017(1) 1P & 2P reserves PV-10 values increase by $262 MM and $367 MM respectively at current strip prices(2) Highly attractive single well economics (65%+ IRR or higher) across assets at existing commodity prices Robust strong Oil-Weighted Development Activity 30 – 40 well per twelve month period drilling program Development plan on track with 12 wells drilled and 5 wells brought online year to date Enhanced scale facilitates unit cost improvements in capital expenditures, operating and overhead expenses Long term fixed-price contracts executed for rigs and being finalized for dedicated frac crew provide certainty and cost savings Attractive Midstream & Pricing Economics Midstream contracts for recently acquired assets provide firm capacity to process and transport all products to Houston market for prevailing LLS/MEH pricing Brent pricing exposure via recently signed physical offtake deal for all legacy volumes Ample Liquidity, Strong Balance Sheet & Rapid Deleveraging Fully funded capital program drives 2019 production to 21,000-22,000 boe/d and EBITDAX to $250-$275 MM(3) No debt maturities through late 2022, projected growth drives Debt-to-EBITDAX below 2.0x in 2019(3) Strong Free Cash Flow Generation Company positioned to be self funding and cash flow positive by EOY 2019(3) As prepared by Ryder Scott at December 31, 2017 based on NYMEX strip pricing. Per internal Company estimates as at 1 July 2018 using 2 July 2018 Strip NYMEX pricing. Assumes Net Debt as of 30 June 2018 of $243.7 MM and relies upon Internal Company estimates using Strip NYMEX pricing as of 14 May 2018. Investment Highlights

2018 and 2019 Summary Guidance(1) Delivering Substantial Operational and Financial Growth Over the Next 18 Months Sundance exceeded second quarter 2018 production guidance and met top end of guidance range for the first half of the year Development plan is on track, with 12 wells spudded and 3 wells brought online in 1H18 LOE expenses are expected to be elevated in the near term as a result of the utilization of Pioneer’s existing midstream contracts for acquired existing production LOE expenses will decrease as additional production from the acquired assets comes online and flows through the new marketing contracts at the new, lower market rates All guidance figures based upon internal Company estimates using Strip NYMEX pricing as of 14 May 2018.

Successfully Executing Development Plan

Fixed-Price Service Contracts

- All contracts at fixed rates in-line with previously announced capital budget
- Executed one year and three month contracts for two built-to-suit 1500 horsepower Patterson walking rigs
- Contract being finalized for dedicated frac crew from major service provider through EOY 2019

Year to Date operations on track to deliver forecast production ramp

- Spud 18 wells (3 on legacy assets, 15 on newly acquired assets)
- 5 new wells brought onto production, 7 DUCs created
- Currently drilling a 4 well pad and a 2 well pad; in process of completing 3 well pad

Recent Activities

Well Name	County	Spud Date	Frac Start Date	IP Date	Completed Lat Length	30-Day IP Rate (boe/d)	% Oil	
Paloma Ranch 7H	McMullen	18-Jan-18	17-May-18	2-Jun-18	7,690'	1,345	62%	
Peeler Ranch 8HC	Atascosa	1-Mar-18	28-May-18	26-Jun-18	5,642'	484	92%	
Peeler Ranch 9HC	Atascosa	24-Mar-18	28-May-18	26-Jun-18	5,820'	446	93%	
Allen MCM 1HA	McMullen	21-Apr-18	6-Jul-18	31-Jul-18	8,015'	-	-	
Allen MCM 2HA	McMullen	13-May-18	6-Jul-18	31-Jul-18	8,234'	-	-	
Harlan Bethune 25H	Live Oak	7-May-18	20-Jul-18	11-Aug-18[(1)]	4,973'	-	-	
Harlan Bethune 26H	Live Oak	11-May-18	20-Jul-18	11-Aug-18[(1)]	4,161'	-	-	
Harlan Bethune 27H	Live Oak	13-May-18	20-Jul-18	11-Aug-18[(1)]	3,469'	-	-	
Justin Tom 05H	Atascosa	17-Jun-18	-	-	-	-	-	
Justin Tom 06H	Atascosa	14-Jun-18	-	-	-	-	-	
Harlan Bethune 34H	Live Oak	25-Jun-18	-	-	-	-	-	Currently completing 2 well Harlan Bethune Pad
Harlan Bethune 35H	Live Oak	22-Jun-18	-	-	-	-	-	
James Keith Esse 06H	Live Oak	26-Jul-18	-	-	-	-	-	Currently drilling 4 well James Keith Esse Pad
James Keith Esse 07H	Live Oak	22-Jul-18	-	-	-	-	-	
James Keith Esse 08H	Live Oak	24-Jul-18	-	-	-	-	-	
James Keith Esse 09H	Live Oak	20-Jul-18	-	-	-	-	-	
Idylwood 04H	Live Oak	3-Aug-18[(1)]	-	-	-	-	-	Currently drilling 2 well Idylwood Pad
Idylwood 05H	Live Oak	3-Aug-18[(1)]	-	-	-	-	-	

(1) Internal Company estimate.

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Year to Date 2018 Development – Legacy Acreage 3 1 2 Atascosa McMullen La Salle McMullen AREA 41 AREA 11 AREA 21 Paloma Ranch Single Well Pad Paloma Ranch 7H 1 Peeler Ranch Two Well Pad Peeler Ranch 8HC & 9HC 2 Allen MCM Two Well Pad Allen MCM 1HA & 2HA 3 Legacy Acreage Development Detail Five wells drilled, completed and brought online Well results to date in line with production expectations Well costs to date in line with capital projections

Year to Date 2018 Development – Newly Acquired Acreage

Newly Acquired Acreage Development Detail

- Seven DUC wells drilled and awaiting completion
- Currently drilling the Idylwood 04H & 05H pad and James Keith Esse 06H, 07H, 08H & 09H pad
- Currently fracking the three well Harlan Bethune25H, 26H & 27H pad


Atascosa
AREA 41
Live Oak
McMullen
La Salle
AREA 21
AREA 11
McMullen


5
Justin Tom Two Well Pad
Justin Tom 05H & 06H
7
James Keith Esse Four Well Pad
James Keith Esse 06H, 07H, 08H & 09H
Atascosa
Area 41
Live Oak
4
Harlan Bethune Three Well Pad
Harlan Bethune 25H, 26H & 27H
6
Harlan Bethune Two Well Pad
Harlan Bethune 34H & 35H
8
Idylwood Two Well Pad
Idylwood 04H & 05H

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Year to Date 2018 Development – Results vs Type Curve Paloma Ranch 7H Actual Performance vs Type Curve(1) Peeler Ranch 8H & 9H Actual Performance vs Type Curve(1) Actual initial production results as compared to internal Company planning Type Curve.

Year to Date 2018 Development – Guided vs Estimated Well Costs(1) Guided D&C Costs vs Estimated D&C Costs ($US Millions) Year to date estimated well drilling & completion costs have been in line with Sundance guidance on both a well-by-well and total basis More recent wells have been drilled with more efficient Patterson built-to-suit rigs, facilitating lower drilling days and less Non-Productive Time (10)% (8)% (18)% (12)% Estimated per well costs are still preliminary and subject to further revision. $8.8 $6.5 $6.7 $22.0 $7.9 $6.0 $5.5 $19.4 $0 $5 $10 $15 $20 $25 Paloma Ranch EFS 7H Peeler Ranch EFS 9HC Peeler Ranch EFS 8HC Total Costs Guided D&C Estimated D&C (10)% (8)% (18)% (12)%

Premier Asset Base & Drilling Inventory

Over 12 Years of Highest Quality Tier 1 Eagle Ford Drilling Inventory (1)

- ~56,500 net acres primarily in the Eagle Ford's Oil and Volatile Oil Windows
- Highly attractive single well economics (65% IRR or higher) across assets at existing commodity prices(1)
- Area 41 Live Oak locations have IP-30's >580 bbl/d with greater than 80% % liquids by volume



TEXAS
AREA 41
LIVE OAK
AREA 41
ATASCOSA
SUNDANCE
MCMULLEN AREA
Frio
Atascosa
AREA 21
MCMULLEN
La Salle
AREA 11
LA SALLE
McMullen
Live Oak
AREA 32
BLACK OIL
VOLATILE OIL
GAS CONDENSATE
DRY GAS
EXISTING SUNDANCE ACREAGE
ACQUISITION ACREAGE

Drilling Inventory By Location

Area	Acquired Inventory					Legacy Inventory			Total
	Atascosa	La Salle	Live Oak	McMullen 21	McMullen 32	McMullen	Atascosa	Dimmit	
Formation	EGFD	EGFD	EGFD	EGFD	EGFD	EGFD	EGFD	EGFD	
Tier 1 Locations	33	81	116	12	6	(2)205	3	11	467
Tier 2 Locations	-	-	-	-	-	-	-	135	135
Total Locations	**33**	**81**	**116**	**12**	**6**	**205**	**3**	**146**	**602**

Note: Please see glossary for defined terms; figures shown per Company's internal estimates.
(1) Internal Company estimates using Strip NYMEX pricing as of 1 February 2018; assumes 2-rig drilling program.
(2) Includes 104 net McMullen area ULEF locations.

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Highly Attractive Returns Across Asset Base Atascosa County Live Oak County La Salle County 25% McMullen County 25% Well level returns withstand stress-testing under different commodity pricing and capital cost scenarios 25% 25%

Current Fracturing Design & Evolution Evolution of Sundance’s “Gen-5” Frac Design Testing improved performance and cost reduction through greater use of 100 Mesh sand frac treatment (up to 100%) Substantial cost savings potential through self sourcing of local sand, diesel and select frac chemicals Dedicated frac service company crew and deployment of new industry technology and best practices

Crude Hedge Contracts(1) Weighted-Avg. Pricing Year Bbl Bbl/d Floor Ceiling 2018 960,000 5,217 $64.75 $68.76 2019 1,937,000 5,307 $59.74 $65.91 2020 1,266,000 3,468 $53.36 $59.09 2021 612,000 1,677 $48.49 $59.23 2022 528,000 1,447 $45.68 $60.83 2023 160,000 438 $40.00 $63.10 Total 5,463,000 $55.95 $63.51 Gas Hedge Contracts(1) Weighted-Avg. Pricing Year Mcf Mcf/d Floor Ceiling 2018 1,266,000 6,880 $2.84 $3.08 2019 1,932,000 5,293 $2.75 $3.18 2020 1,536,000 4,208 $2.65 $2.70 2021 1,200,000 3,288 $2.66 $2.66 2022 1,080,000 2,959 $2.69 $2.69 2023 240,000 658 $2.64 $2.64 Total 7,254,000 $2.71 $2.88 Gas Hedges(1) Proactive Hedging Program Provides Downside Protection All figures representative of Sundance’s hedge book through 2023 as at 27 July 2018 and do not reflect subsequent hedging activities. Hedging covers ~66% of 2018 and ~39% of 2019 forecast oil production(1) Gas Hedges(1) Oil Hedges(1) Oil Hedges(1) $0.00 $10.00 $20.00 $30.00 $40.00 $50.00 $60.00 $70.00 $80.00 - 1,000 2,000 3,000 4,000 5,000 6,000 2018 2019 2020 2021 2022 2023 Bbls / day Hedged Average Ceiling Average Floor $0.00 $0.50 $1.00 $1.50 $2.00 $2.50 $3.00 $3.50 - 2,000 4,000 6,000 8,000 2018 2019 2020 2021 2022 2023 Mcf / day Hedged Average Ceiling Average Floor

Pathway to Value

- 12+ years of highly attractive Tier 1 drilling inventory with $963.6 MM of 2P PV10 as at year end 2017[(1)]
- 1P & 2P reserves PV-10 values increase by $262 MM and $367 MM respectively at current strip prices[(2)]
- Sundance is successfully executing 2018 development plan according to timeline and capital expenditure plan
- In place fixed-price, long term contracts for rigs and dedicated frac crew provides certainty, cost controls, and ability to realize greater operational improvements over time
- Substantial development and operating cost savings initiatives identified and underway
- Executed new midstream and physical offtake contracts providing firm capacity at market rates to process and transport all products to Gulf Coast export markets for premium Brent/LLS based pricing
- Fully funded capital program drives 2019 production to 21,000-22,000 boe/d and EBITDAX to $250-$275m[(3)]
- Development program drives debt to EBITDAX below 2x in 2019[(3)]
- Sundance positioned to be self funding and free cash flow positive by EOY 2019[(3)]

(1) As prepared by Ryder Scott at December 31, 2017 based on NYMEX strip pricing.
(2) Per internal Company estimates as at 1 July 2018 using 2 July 2018 Strip NYMEX pricing.
(3) Internal Company estimates using Strip NYMEX pricing as of 14 May 2018.

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Appendix I Reserve Estimate Assumptions

Underlying Assumptions for Reserve PV(10) estimates Unless otherwise noted, the PV(10) values provided in this presentation were based on Ryder Scott’s evaluations effective 1 January 2018, and are subject to the following underlying assumptions: NYMEX Strip (Varying) Prices Oil Pricing: WTI pricing of $59.36 in 2018; $56.19 in 2019; $53.76 in 2020; $52.29 in 2021; $51.70 in 2022; $51.67 in 2023 and thereafter Gas Pricing: Henry Hub pricing $2.82 in 2018; $2.81 in 2019; $2.82 in 2020; $2.85 in 2021; $2.89 in 2022; $3.05 in 2023 and thereafter NGL Pricing: 31% to 54% of WTI from 2018 to 2023 and thereafter Costs Operating costs for the leases and wells in the Ryder Scott report were provided by Sundance and based on Sundance’s operating expense reports for the legacy properties or those of Pioneer for the acquisition properties. The operating costs include only those costs directly applicable to the leases or wells. The operating costs supplied by Sundance were reviewed by Ryder Scott for their reasonableness using information supplied by Sundance for this purpose. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells. Development costs were supplied by Sundance based on authorisations for expenditure for the proposed work or actual costs for similar projects. The development costs supplied by Sundance were reviewed by Ryder Scott for their reasonableness using information supplied by Sundance for this purpose. The estimated cost of abandonment after salvage was supplied by Sundance and accepted without independent verification. Current costs used by Sundance were held constant throughout the life of the properties. Cost estimates for a pro-forma 1P PV(10) estimate of $706m include operating costs totalling $1,246.9m, Ad Valorem Taxes totalling $55.3m and development costs totalling $1,083.8m. Cost estimates for 1P PV(10) estimate of $290.3m for the Acquisition include operating costs totalling $703.1m, Ad Valorem Taxes totalling $28.5m and development costs totalling $541.0m. Note: Reserve estimates in this presentation vary from the reserve estimates included in the Company’s Investor Presentation filed with the ASX on 15 March 2018. The primary reason for the variance is related to the underlying pricing assumptions used and disclosed in each presentation.

Appendix II Glossary

Glossary Term Meaning 1P Or "proved reserves" are those reserves that should have at least a 90% probability that the quantities actually recovered will meet or exceed the estimate 2P Or the “Sum of Proved Reserves plus Probable Reserves” are those considered as the best estimate of quantities to be commercially recovered and will have at least 50% probability to meet or exceed the quantities estimated. Acquisition The acquisition by SINC of the Eagle Ford Shale Properties from the Sellers ASIC Australian Securities and Investments Commission ASX ASX Limited (ACN 008 624 691) and, where the context requires, the cash equities market that it operates Black Oil Window Geographic area containing wells that produce primarily oil with little associated gas Boe Barrels of oil equivalent assuming 6:1 conversion ratio between gas and liquids Boe/d Barrels of oil equivalent per day assuming 6:1 conversion ratio between gas and liquids Capital Raising The offer of Shares to fund the Acquisition, comprising the Initial Placement, the Entitlement Offer, and the Conditional Placement Company Group The Company and its subsidiaries Corporations Act Corporations Act 2001 (Cth) Dry Gas Window Geographic area containing wells that produce natural gas with no condensate or associated natural gas liquids Eagle Ford Section A vertical interval from ~10,480’ - ~11,760’ below the Earth‘s surface Eagle Ford Shale A hydrocarbon-producing geological formation in South Texas EUR Estimated Ultimate Recovery, the amount of oil and gas expected to be recovered from a well by the end of its producing life FX Conversion Rate FX Conversion Rate is the AUD/USD exchange rate on a specified day (reflecting the cost of 1 Australian dollar in terms of U.S. dollars) Gas Condensate Window Geographic area containing wells that produce natural gas with significant amounts of condensate and/or associated natural gas liquids Gas Window Geographic area containing wells that produce natural gas with limited condensate and/or associated natural gas liquids

Glossary Term Meaning GPI Gross perforated interval Held By Production “Held By Production” or HBP provisions extend the leasing energy company’s right to develop and operate the property beyond the initial lease term as long as it is economically producing a minimum amount of oil or gas. Initial Placement Placement of 370,697,000 new Shares at the Entitlement Offer Price to professional and sophisticated investors identified by the Company and Underwriters to raise approximately A$21.9 million IP-30 Initial Production – 30, the average daily production from a well over its first 30 days of production Lateral Length The distance a wellbore extends horizontally at the bottom of the well through the rock MMboe Million barrels of oil equivalents MRC Minimum revenue commitments Net Locations The number of identified places where a new well could economically be drilled, adjusted for working interest Norm IP30 Average 30 day production rate adjusted to the start of production time Peak IP30 Highest 30 day average production rate during life of well Pioneer Pioneer Natural Resources USA Incorporated Production Months The time a well is actively producing, not including any downtime Proppant Sand particles injected with fracturing fluid in a well to hold fractures open after a hydraulic fracturing job Proppant Concentration The amount of sand particles, in pounds, per foot of lateral length during a hydraulic fracturing job PV(10) Discounted net revenues of the Acquisition asset or Company’s reserves using a 10% discount factor Rate-Time Profile Shows the production trend over time for a typical well within an area Reliance Reliance Eagle Ford Upstream Holdings LP. Sellers Pioneer, Reliance, and Newpek LLC Share A fully paid ordinary share in the capital of Sundance SINC The wholly-owned U.S. subsidiary of the Company, Sundance Energy, Inc. which holds the Company's U.S. operating assets Slickwater Completion A type of hydraulic fracturing in which chemicals are added to the fracturing fluid to increase possible injection rates Sundance or Company Sundance Energy Australia Limited (ACN 112 202 883) Volatile Oil A lighter oil that will vaporize into gas much easier as pressure is reduced in the reservoir over the course of production Volatile Oil Window Geographic area containing wells that produce light oil and/or condensate with significant associated gas and associated natural gas liquids Well Spacing The distance between each well in an area